Growth Capital Acquisition Corp.

300 Park Avenue, 16th Floor

New York, New York 10022

(212) 895-3500

VIA EDGAR

December 17, 2021

U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Bradley Ecker

Re:	Growth Capital Acquisition Corp.
Amendment No. 1 Registration Statement on Form S-4
Filed October 21, 2021
File No. 333-259391

Dear Mr. Ecker:

Growth Capital Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), on November 9, 2021, regarding the Company’s Registration Statement on Form S-4 initially filed with the Commission on September 8, 2021 (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement filed with the Commission on October 21, 2021. The Company has filed Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission on the date hereof. Capitalized terms not otherwise defined in this letter shall have the meanings set forth in the Amended Registration Statement.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4

Summary of the Proxy Statement/Consent Solicitation Statement/Prospectus Impact of the Business Combination on GCACs Public Float, page 40

1.	Please revise the tables to present the pro forma New Cepton shares of common stock issued and outstanding immediately after the Business Combinations under the four redemption scenarios, similar to your disclosure on page 108.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 40 and 109 of the Amended Registration Statement.

The GCAC Charter and the Amended and Restated Charter, page 96

2.	We note your repose to prior comment 24. We note your disclosure the Amended and Restated Charter provides that “the exclusive forum provision shall not apply to claims or causes of action brought to enforce a duty or liability created by the Securities Act or the Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction.” This does not appear to be reflected in Articles XI on page B-7. If your provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Response: The Company acknowledges the Staff’s comment and has revised its disclosure in Amended Registration Statement to reflect the provision in Article XI of the Amended and Restate Charter. Please see pages 96, 171, 249, 262 and 263 of the Amended Registration Statement. The Company respectfully advises the Staff that it believes that the current disclosure contained on page 96 of the Amended Registration Statement adequately informs investors of the exclusive forum provision with respect to claims brought under the Securities Act or the Exchange Act, as the disclosure provides that: (i) “the federal district courts of the United States will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act” and (ii) “the exclusive forum provision does not apply to […] any duty or liability created by the Exchange Act”, respectively. The Company further respectfully advises the Staff that it will continue to make such disclosures in its future filings, including in the Risk Factors section of its Annual Report on Form 10-K.

Unaudited Pro Forma Condensed Combined Financial Information, page 105

3.	We note your updated disclosure on pages 109 and 110 in response to prior comment 14 and reissue in part. Please clearly show the number of shares authorized, issued and outstanding both on a historical and pro forma basis.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 110-112 of the Amended Registration Statement.

Certain Projected Financial Information, page 151

4.	We note your response to our prior comment 21. Please include this discussion, or a reference thereto, in the Certain Projected Financial Information section on page 36.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see page 37 of the Amended Registration Statement.

General

5.	We note your response to our prior comment 3 and reissue in part. Please clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Response: The Company acknowledges the Staff’s comment and has revised the Registration Statement to include the requested information. Please see pages 95 and 244 of the Amended Registration Statement.

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Samuel Katz at skatz@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ George Syllantavos
George Syllantavos
Co-Chief Executive Officer

cc:	Jeffrey Rubin, Esq.